UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On February 24, 2016, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (1) Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2015; (2) Consolidated Financial Statements for the years ended December 31, 2015 and 2014; (3) a press release announcing the fourth quarter 2015 financial results; and (4) a Credit Supporters Disclosure.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

• Exhibit 99.1 — Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2015;

• Exhibit 99.2 — Consolidated Financial Statements for the years ended December 31, 2015 and 2014;

• Exhibit 99.3 — Press release announcing fourth quarter 2015 financial results; and

• Exhibit 99.4 — Credit Supporters Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/ Patrick Donnelly

Name: Patrick Donnelly
Title: Vice President and General Counsel

Date: February 25, 2016

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Management's Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2015
99.2	Consolidated Financial Statements for the years ended December 31, 2015 and 2014
99.3	Press release announcing fourth quarter 2015 financial results
99.4	Credit Supporters Disclosure